Smedvig

Smedvig asa

Finnestadveien 28, Stavanger. Mailing address: P.O. Box 110, N-4001 Stavanger, Norway.
Switchboard 51 50 99 00. Telefax 51 50 96 88/51 50 97 97
E-mail: smedvig@smedvig.no
Registration No. 953114828

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of July 2002
Smedvig asa
Finnestadveien 28, 4001 Stavanger, Norway

{Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .....✓........Form 40-F...................

{Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes.................... No........✓............

{If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Smedvig asa

August 1, 2002 By ......Alf C. Thorkildsen......

Alf C. Thorkildsen
Chief Financial Officer

Smedvig

NEWS RELEASE

Contact:
Mr. Kjell E. Jacobsen, Chief Executive Officer
Mr. Jim Dåtland, Investor Relations
(tel. 47 51 50 99 19)
Smedvig asa

For immediate release

Smedvig secures new contract for West Alpha

Stavanger, Norway (July 29, 2002) – Smedvig has received a contract from Britannia Operator Limited for a drilling assignment for the fourth-generation semi-submersible drilling rig West Alpha. The contract covers the drilling of a technically complex production well on the Britannia field in the UK sector of the North Sea.

The drilling period is estimated to approximately 100 days, and the contract value is approximately US$ 10 million. Start-up of operations is scheduled for late November 2002, in direct continuation of a drilling assignment for Shell.

Britannia Operator Limited is a joint venture company owned by ChevronTexaco and Conoco, and the contract is subject to the co-venturers' approval.

West Alpha is a high-quality drilling rig with extensive experience in advanced drilling operations and completions for production wells.

"This contract is one of several advanced drilling assignments awarded to Smedvig this year, and provides good earnings in a currently soft market for drilling rigs", says CEO Kjell E. Jacobsen in Smedvig asa.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides services within drilling and well services in the North Atlantic and Southeast Asia. Smedvig's main activities are divided into mobile unit, tender rigs and platform drilling. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. It addition, the company holds contracts for production drilling, well services and maintenance on fixed installations.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

Smedvig

NEWS RELEASE

Contact:
Mr. Alf C. Thorkildsen, Chief Financial Officer
Mr. Jim Dåtland, Investor Relations
Mrs. Hilde Waaler, Public Relations
(tel. 47 51 50 99 19)
Smedvig asa

For immediate release

Deepwater drilling contract for semi-tender

Stavanger, Norway (July 19, 2002) -- The self-erecting semi-tender rig West Alliance has been awarded a letter of intent for production drilling by Unocal Makassar Ltd. in Indonesia. The assignment has a duration of three years, and the contract value is estimated at approximately US$ 73 million, including upgrading costs. The contract includes a right to terminate after 18 months and is subject to final approval by the Indonesian oil company Pertamina. Commencement is scheduled in January 2003 in continuation of the unit's current contract with Esso Production Malaysia Inc. after a brief period in shipyard for modifications required for the Unocal work.

This is the first deepwater drilling contract awarded to a self-erecting tender unit. The semi-tender is to drill production wells on the West Seno field at a water depth of approximately 1000 meters offshore Indonesia.

West Alliance is designed for deepwater drilling operations in combination with mini tension-leg platforms (TLP) or Spar platforms. This is a new field development concept allowing the use of dry wellheads, which compared to a subsea solution gives significantly lower drilling costs, lower capital expenditure and more cost-effective well intervention and maintenance.

"This contract award is a break-through for our new semi-tender deepwater concept," says CEO Kjell E Jacobsen.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides services within drilling and well services in the North Atlantic and Southeast Asia. Smedvig's main activities are divided into mobile unit, tender rigs and platform drilling. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. It addition, the company holds contracts for production drilling, well services and maintenance on fixed installations.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

★ Smedvig

Smedvig asa
Postadresse: Postboks 110, 4001 Stavanger.
Telefon 51 50 99 00 Telefaks 51 50 97 97
Registreringsnr. 929350685

TELEFAKS

To:	New York Stock Exchange Inc.	**From:**	Bjørghild Tøgersen
Att:	Gregg A. Krowitz		
Telefax no.:	001 212 656 5071	**No.of pages:**	1 (incl. this page)
Date:	25. July 2002		

SMEDVIG TRADING BY PRIMARY INSIDER

Please be informed that related party of primary insider Hilde Waaler Thursdag July 25th, 2002, has purchased 5,000 class B shares of Smedvig asa at a strike price of NOK 38 per share. Holding after transaction is zero class A-shares and 10,000 class B-shares.